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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 11
                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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This Amendment No. 11 amends and supplements the Schedule 14D-9 filed with the
Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.

        ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        On May 14, 1997, Skadden, Arps, Slate, Meagher and Flom LLP, counsel to Healthdyne ("Healthdyne's Counsel"), on behalf of Healthdyne, sent a letter to Simpson Thacher & Bartlett, counsel to Invacare ("Invacare's Counsel"), in response to the letter of Invacare's Counsel, dated May 12, 1997, regarding the Preliminary Proxy Statement Healthdyne filed with the Commission on May 5, 1997 for its 1997 Annual Meeting of Shareholders. The letter from Healthdyne's Counsel addresses concerns raised in the letter from Invacare's Counsel regarding statements made in the Preliminary Proxy Statement about the Georgia Fair Price Statute Condition and voting procedures for Healthdyne's 1997 Annual Meeting of Shareholders. The full text of the letter is set forth in Exhibit 44 hereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit 44 -- Letter from Healthdyne's Counsel to Invacare's Counsel dated
              May 14, 1997
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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer

Dated: May 15, 1997
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                                                                      EXHIBIT 44


              [SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]



                                  May 14, 1997

BY HAND AND TELECOPY

Robert E. Spatt, Esq.
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York 10017

Dear Mr. Spatt:

                  As counsel to Healthdyne Technologies, I am writing in response to your letter of May 12, 1997.

Georgia Fair Price Statute
Condition and Rights Condition

                  We disagree with your interpretation of the Georgia Fair Price Statute. Under the applicable definition of "beneficial owner" (GBCC ss. 14-2-1110(4)), Invacare will be deemed to be the beneficial owner of Healthdyne Technologies shares tendered pursuant to Invacare's tender offer and of Healthdyne Technologies shares with respect to which Invacare has received valid unrevoked proxies. The definition reads, in pertinent part, as follows: ". . . a person shall be considered the beneficial owner of any equity securities . . . which such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, pursuant to any agreement, arrangement, or understanding . . . or the right to vote pursuant to any agreement, arrangement, or understanding . . ." You should note that there is no exception, as there is under the Georgia Business Combination Statute (GBCC ss. 14-2-1131(1)), for stock tendered pursuant to a tender
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Robert E. Spatt, Esq.
May 14, 1997
Page 2


offer prior to its acceptance for purchase, or for voting rights arising solely from revocable proxies.(1)

                  Accordingly, for purposes of the Fair Price Statute, Invacare will be an "interested shareholder" prior to the election of directors at the Healthdyne Technologies 1997 annual meeting of shareholders, and Invacare's nominees, if elected, will not be "continuing directors." It seems highly unlikely that Invacare will be able to satisfy the statute's fair price tests without paying more per share in its second-step merger than in its first-step tender offer given the fact that the Healthdyne Technologies stock has been trading and continues to trade at prices significantly above Invacare's tender offer price. In sum, under the correct interpretation of the statute and market conditions, Invacare, in all likelihood, will not be able to satisfy the Georgia Fair Price Statute Condition even if it prevails in the proxy contest.

                  Although not mentioned in your letter, another important point regarding Invacare's inability to satisfy the conditions to its tender offer relates to the Rights Condition. As you know, even if Invacare wins the proxy contest, Invacare will not be able to satisfy the Rights Condition unless Invacare also prevails in the hearing to be held next month in the federal district court in Atlanta. Healthdyne Technologies believes that Healthdyne Technologies, not Invacare, will prevail in the court hearing.

                  By reason of the foregoing, we continue to believe that Invacare will not be able to fulfill either the Georgia Fair Price Statute Condition or the Rights Condition to its tender offer. We are very concerned that Invacare may have disseminated and may continue to disseminate proxy materials and other public statements containing material misstatements about its ability to satisfy these








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(1)      Invacare and its counsel should recognize the significance of this exception because the definition of "Beneficial Owner" in Invacare's Rights Plan contains this exception.
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Robert E. Spatt, Esq.
May 14, 1997
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conditions and omitting material facts about its plans in the event that either condition is not satisfied.

Voting Requirements Regarding Invacare's Proposals

                  Regarding your second point, the preliminary proxy statement of Healthdyne Technologies accurately reflects the vote required at the annual meeting with respect to the Invacare proposals. The by-law purporting to require a greater vote was not approved by shareholders.

                  I look forward to hearing from you at your earliest convenience regarding your responses to the comments set forth herein.

                                             Very truly yours,

                                             /s/ Blaine V. Fogg

                                             Blaine V. Fogg

cc:      Catherine M. Dixon, Esq., and
         Dennis O. Garris, Esq.,
          Securities and Exchange Commission

         Thomas R. Miklich, Esq.,
          Invacare Corporation